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                          September 3, 2021

       Ci Zhang
       Chief Executive Officer
       Un Monde International Ltd.
       5689 Condor Place
       Mississauga, ON L5V 2J4, Canada

                                                        Re: Un Monde
International Ltd.
                                                            Registration
Statement on Form 10-12G
                                                            Filed August 19,
2021
                                                            File No. 000-56328

       Dear Dr. Zhang:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, the filing does not include financial statements for the periods required by Item 13 of Form 10 and Rule 8-
       08 of Regulation S-X.

                This registration statement will become effective on October 18, 2021. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

                                                        Please contact
Shih-Kuei Chen at 202-551-7664 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Rhonda Keaveney